UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 1-08462

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GRAHAM CORPORATION EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Graham Corporation

20 Florence Avenue

Batavia, New York 14020

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

Graham Corporation Employee Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Graham Corporation Employee Stock Purchase Plan (the Plan) as of March 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years ended March 31, 2021, 2020 and 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended March 31, 2021, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Freed Maxick CPAs, P.C.

We have served as the Plan’s auditor since 2015.

Freed Maxick CPAs, P.C.

Buffalo, New York

June 21, 2021

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Batavia, New York

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At March 31,
	2021	2020

ASSETS

Cash and Cash Equivalents	$79,935	$47,874

Total Assets	79,935	47,874

LIABILITIES

Payable to Participants	79,935	47,874

Total Liabilities	79,935	47,874

Net Assets Available for Benefits	$0	$0

See notes to the financial statements.

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Batavia, New York

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended March 31,
	2021	2020	2019

Additions to Net Assets

Employee Contributions	$254,399	$183,295	$128,136

Total Additions	254,399	183,295	128,136

Deductions from Net Assets

Cost of Shares Purchased	222,338	170,162	134,072
Payable to Participants	79,935	47,874	34,741
Prior Year Contributions Used for Current Year Share Purchase	(47,874)	(34,741)	(40,677)

Total Deductions	254,399	183,295	128,136

Net Change in Net Assets	0	0	0

Net Assets Available for Benefits – Beginning of Period	0	0	0

Net Assets Available for Benefits – End of Period	$0	$0	$0

See notes to the financial statements.

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Batavia, New York

NOTES TO FINANCIAL STATEMENTS

1.	THE PLAN

ACCOUNTING PRINCIPLES — The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

General — On July 29, 2010, Graham Corporation’s (the “Company’s”) stockholders approved the Graham Corporation Employee Stock Purchase Plan (the “Plan”). The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986, as amended, pursuant to which the Plan is not subject to taxation. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers all the U.S.-based employees of the Company and U.S.-based employees of any U.S. subsidiary of the Company.

Contributions — Participants may make contributions to the Plan through payroll deductions for the purpose of purchasing the Company’s common stock. The Plan operates with separate consecutive six-month periods commencing January 1 and July 1, respectively. The Plan will continue to operate in this manner until such time as the Plan is amended or terminated (see Note 2).

Share Purchase and Withdrawals — Beginning with the offering period commencing on July 1, 2019, participants have the ability to purchase shares of the Company’s common stock from the Company at a purchase price of 85% of the lesser of the fair market value of the stock on the first or last business day of the six-month offering periods ending June 30 and December 31, respectively. Prior to July 1, 2019, participants had the ability to purchase shares of the Company’s common stock from the Company at 95% of its fair market value on the first business day of the offering period. If, prior to the end of any offering period, a participant elects to withdraw from the Plan or if a participant dies, retires or terminates employment for any reason, the Plan will refund any amounts withheld in that period plus any carryover from the previous period. Security transactions are accounted for as of the trade date. Plan participants purchased 20,671 shares, 9,413 shares and 6,207 shares of the Company’s common stock during the years ended March 31, 2021, 2020 and 2019, respectively. Under the Plan, 46,988 shares remain reserved for future issue. Refunds from participant withdrawals have not been significant. The maximum number of shares subject to the Plan is 200,000.

Limitations — Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company are not permitted to purchase any shares of Company common stock under the Plan. Additionally, participants are prohibited from purchasing through the Plan shares with an aggregate fair market value in excess of $25,000 in any one calendar year. Participants are also subject to an annual share maximum purchase limit of 5,000 shares.

Plan Administration — All expenses for Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Batavia, New York

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.	TERMINATION OF THE PLAN

The Plan shall terminate at the earliest of the following:

•	The purchase date that participants become entitled to purchase a number of shares greater than the number of shares remaining available for purchase under the Plan; or

•	A date specified by the Company’s Board of Directors, in its sole discretion.

In the event of termination, all amounts in a participant’s payroll deduction account that are not used to purchase Company common stock will be refunded to the participant.

3.	PLAN ASSETS

The Plan’s cash is maintained by the Company on behalf of the Plan.

4.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 21, 2021, which is the date the financial statements were available to be issued. On June 1, 2021, the Company acquired Barber-Nichols (“BNI”), a designer and manufacturer of turbomachinery products and solutions for the aerospace, cryogenic, defense and energy markets, located in Arvada, Colorado. Under the terms of the unit purchase agreement, the purchase price of approximately $70.0 million was comprised of 610,130 shares of Company common stock, representing approximately $8.8 million, and approximately $61.2 million in cash consideration, subject to certain potential adjustments. The Company also entered into an earn-out agreement that provides for a contingent earn-out dependent upon the achievement of certain financial measures of BNI post-acquisition, in which the sellers are eligible to receive up to $14.0 million in additional cash consideration. The acquisition did not have an impact on the Plan for the year-ended March 31, 2021; however, may impact the Plan in future periods with regards to stock price movement and employee participation levels.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Graham Corporation Employee Stock Purchase Plan

by: Graham Corporation, Plan Administrator

by:	/s/ Jeffrey Glajch
Vice President-Finance & Administration and Chief Financial Officer

Date: June 21, 2021

Exhibit Index

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm